Exhibit 99.2

Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

May 4, 2006

Release 13-06

EUROZINC TO RE-OPEN ALJUSTREL ZINC MINE

Vancouver, B.C. - EuroZinc Mining Corporation (“EuroZinc or “the Company”) is pleased to announce that Empresa de Desevolvimento Mineiro, S.A.  (“EDM”) has received approval from the Portuguese government to proceed with signing the addendum to the agreement regarding the purchase and sale of the shares of Pirites Alentejanas, S.A., the operating company that owns the Aljustrel mine (see February 27, 2006 News Release). On the basis of this approval, the Company will commence immediately with the development required to bring the Aljustrel mine into production.

EuroZinc´s Country Manager in Portugal, João Carrêlo, welcomed the ratification of the Term Sheet as “further evidence of the Portuguese Government’s clear support for EuroZinc´s decision to resume mining operations at Aljustrel.” Mr. Carrêlo also stated that “all other stakeholders had also actively contributed to this achievement” and that “the belief and investment of EuroZinc and its shareholders in the project over the past five years has made all of this possible.” He added that “the Aljustrel mine is expected to bring greater strategic breadth to EuroZinc and contribute to shareholder value enhancement, while reinforcing sustainable development both regionally and nationally”.

EuroZinc recently completed an update of the Aljustrel Project Feasibility Study dated March 31, 2006 (filed on SEDAR as a NI 43-101 compliant Technical Report). The updated report documented a number of recent studies and allowed for the completion of a new economic analysis of the project.

The recent work includes the following:

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Underground drill program (6,703 metres in 65 holes) at the Moinho deposit

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Updated resource estimate of the Moinho deposit by Amec Americas Limited

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Modified mine design and ore delivery system for the Feitais deposit

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Metallurgical test work completed by G&T Metallurgical Services Ltd.

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Process plant engineering by Outokumpu Technology Minerals, Oy.

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Updated capital and operating costs, and forecasted long term metal prices, treatment charges and exchange rates

Key parameters of the new economic analysis of the Aljustrel project are as follows:

• Capital cost:	US$ 88.3 million
• Average operating cost:	€24.84 (US$27.32) per tonne
• Cash cost of payable zinc:	US$ 0.46 per lb. net of by-product credits
• Annual average production:	176 million lbs. of zinc, 40 million lbs. of lead and 1.2 million oz. of silver per year
• Minimum mine life:	10 years

The updated study assesses the project in the context of the current economic environment and summarizes improvements achieved in the mine plan and process plant. The Company’s objective is to ensure that the Aljustrel mine will be a viable, long term project---not just at the current robust commodity prices---and will continue to benefit EuroZinc’s shareholders and the local economy of the Alentejo district of Portugal.

EuroZinc plans to finance the Aljustrel project through a combination of debt and the Company’s own cash. A mandate letter has been signed with a major European bank to provide the debt portion of the financing. The Company will fund the project immediately with its own cash while the debt facility is put in place. EuroZinc also expects approval shortly of European Union interest free loans and grants of up to €18.3 million (approximately US$23 million). The anticipated start-up date for the mine is mid-2007, once the modifications to the mill have been completed. During the first year of operation ore will be processed from the Moinho deposit, and in the second year and onward ore will be processed primarily from the Feitais deposit.

EuroZinc is a Canadian based mining company engaged in the acquisition, exploration, development and mining of base metal deposits internationally. In addition to the Aljustrel project, the Company currently owns the Neves-Corvo copper mine and has a significant exploration land package on the Iberian Pyrite Belt, all in southern Portugal.

For further information please contact:

Colin K. Benner	AJ Ali	Ron Ewing	Troy Winsor
Vice Chairman & CEO	Executive Vice President & CFO	Executive Vice President	Investor Relations Manager
(604) 681-1337	(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.